Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES ANNOUNCES $250 MILLION CREDIT FACILITY

HOUSTON, TX, July 6, 2011 - Stage Stores, Inc. (NYSE: SSI) today announced that it has entered into a $250 million senior secured revolving credit facility (the "Credit Facility") that will mature on June 30, 2016. The Credit Facility replaces the Company's former $250 million senior secured revolving credit facility, which was set to mature on April 20, 2012. Borrowing availability under the Credit Facility may be used for working capital and general corporate purposes, as well as to support the Company's letters of credit requirements. Bank of America, N.A. is the administrative agent for the Credit Facility, and the joint lead arrangers are Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC.

Andy Hall, President and Chief Executive Officer, commented, "This $250 million credit facility, combined with our existing cash position and strong cash flows, ensures that we have the financial capacity required to fund both our capital deployment efforts and our strategic growth plans. We greatly appreciate the support of our banking partners."

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 800 stores located in 39 states. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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